Mail Stop 7010
				July 25, 2005


Robert R. Morris
President
Ready Mix, Inc.
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121

	Re:	Ready Mix, Inc.
      Amendment No. 2 to Form S-1 filed June 28, 2005
      File No. 333-122754

Dear Mr. Morris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to our prior comment 3 of our letter
dated March 10, 2005. We note that you are registering the common stock underlying the underwriters` purchase warrant, but this appears to be inconsistent with disclosure in the Warrants section on page
54
that indicates you will register these shares some time in the future.
Please advise.

2. In the event that you register common stock underlying the purchase warrants in this registration statement, Rule 415 would apply and you should check the box on the cover page of the registration statement indicating that Rule 415 applies.


Gatefold

3. Maps may be used where the location or geographical relationship of the component of an issuer`s operations is particularly significant.
The maps you present, however, indicate potential geographic coverage for future deliveries. Please delete these maps.

Summary Financial Information, page 3 (prior comment 13)

4. We note that you have added footnote 3 to the balance sheet information. Please supplementally provide to us a calculation of how you reconcile working capital from the historical amount at March
31,
2005 to the pro forma, as adjusted, amount.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

Results of Operations, page 18 (prior comment 26)

5. We note that you have revised the table under "Results of Operations" to better correlate with your discussion of operating results. Since income tax expense is a material component of net income and included in your discussion of the results of operations, please revise your table to also include this line item.

Stock Ownership of Management, page 42

6. Please also list each executive officer and director separately.
See Item 403(b) of Regulation S-K.

Notes to Financial Statements for the Fiscal Year Ended December
31,
2004, page F-8

Note 1 - Summary of Significant Accounting Policies and Use of
Estimates, page F-8 (prior comment 8)

7. Please disclose in your Summary of Significant Accounting Policies and Use of Proceeds the information you have provided under Critical
Accounting Policies - Reportable Segments on page 25. In addition, please disclose in your notes to the financial statements, the enterprise-wide disclosures indicated in paragraph 37 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, such as revenue from commercial and industrial construction, residential construction, street and highway construction and paving, and other public works and infrastructure construction.
Note 11 - Commitments and Contingencies, page F-17

8. We note that your disclosure provides minimum operating lease payments combined with purchase agreement payments for each of the next five years as well as the combined expense for these two items.
Please revise your disclosure such that the minimum operating lease payments for each of the next five years, as well as the rental expense for the three years presented in your statements of operations are stated separate and apart from the respective information for the purchase agreement payments. See paragraphs 16b(i) and 16c of SFAS
13, Accounting for Leases, for guidance.

Notes to Financial Statements for the Fiscal Quarter Ended March
31,
2005, page F-25

Note 1 - Summary of Significant Accounting Policies, page F-25

9. We note that in January of 2005, 232,875 stock options were issued to officers, directors and employees. Please revise your summary of significant accounting policies to include the disclosure requirements as provided in paragraph 2e of SFAS 148, Accounting for Stock-
Based
Compensation - Transition and Disclosure.

Note 3 - Notes Payable, page F-26 (prior comment 59)

10. As previously requested, please revise your note disclosure to provide the detail related to your entire notes payable balance at March 31, 2005 and December 31, 2004.

Signatures

11. Please revise to indicate that Clint Tryon is also the Principal
Accounting Officer.

Exhibit 5.1 - Legal Opinion

12. Please revise the opinion to state that "the securities will, when sold, be fully paid, lawfully issued and non-assessable under Nevada law."

Exhibit 23.7 - Consent of Independent Registered Public Accounting
Firm

13. Your consent from Semple & Cooper, LLP references their
"report
dated March 5, 2005."  However, their Report of Independent
Registered
Public Accounting Firm is dated March 2, 2005.  Please have Semple
&
Cooper revise the report of independent registered public accounting firm or the consent to correct the date.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 551-3865 or in his absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris
Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Englewood, Colorado 80111

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Robert R. Morris
Ready Mix, Inc.
July 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE